Exhibit 99.76

NexGen Appoints Dr. Mark O’Dea to Board of Directors

Vancouver, BC, November 9, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to announce the appointment of Dr. Mark O’Dea as an independent non-executive director, effective November 8, 2016.

Leigh Curyer, Chief Executive Officer, commented: “We are delighted to welcome Dr. O’Dea to the Board of Directors of NexGen. His track record in all facets of resource project development is very relevant considering the stage of Arrow and complements the existing skills and experience of the Board. Everyone at NexGen is looking forward to working with Mark as we progress the project through development.”

Mark O’Dea PhD., P.Geo.

Mark O’Dea has played leadership roles in founding, financing and building numerous mining companies, creating over $3 billion in shareholder value. As Co-Founder, CEO and Director, he grew Fronteer Gold from start-up to its sale in 2011 to Newmont Mining, which included the spin-out of Pilot Gold. Dr. O’Dea also co-founded and served as CEO and Director of Aurora Energy which was sold to Paladin in 2011. He co-founded True North Nickel which was sold to Royal Nickel in 2014, and most recently co-founded and served as Executive Chairman of True Gold Mining which was sold to Endeavour Mining in 2016. He is the founder of Oxygen Capital Corp., and currently serves as Chairman of the Board of Pilot Gold and as Director of Pure Gold Mining. He has received numerous business and industry awards, including the Globe and Mail’s Top 40 Under 40, winner of the EY Entrepreneur of the Year 2014 Pacific mining and metals category, and the AMEBC’s Murray Pezim Award for perseverance and success in financing mineral exploration.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014, Bow Discovery in March 2015 and Harpoon Discovery in August 2016. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended.

Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.